Mail Stop 4-06

								January 23, 2006

John L. McGannon
President and Chief Executive Officer
Document Sciences Corporation
6339 Paseo del Lago
Carlsbad, CA 92009

	Re:	Document Sciences Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Form 8-K filed December 30, 2005
      File No. 000-20981

Dear Mr. McGannon:

      We have reviewed your response letter dated December 22,
2005
and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 1 - Note 1.  Organization and Summary of
Significant Accounting Policies, Page F-7

Revenue Recognition, page F-9

1. Please clarify how in the initial licensing year the "not-sold-separately" ILF and ALF arrangements, bundled together, do not in effect bill for both a one-year term license as well as a coterminous renewal license for the same year.


Form 8-K filed December 30, 2005

2. Please tell us when the Company intends to file the restated financial statements. Please note that we may have further comments after you file the restated financial statements. In addition, we remind you that when you file the restated documents, you should appropriately address at least the following:
* an explanatory paragraph in the reissued audit opinion,
* your full compliance with APB 20, paragraphs 36 and 37,
* revision to all affected portions of the document, including MD&A, selected financial data and quarterly financial data,
* provide updated Section 302 certifications,
* revised Item 9A disclosures should include the following:
* a discussion of the restatement and the facts and circumstances surrounding it,
* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
* disclosure of changes to internal controls over financial reporting, and
* anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters, or me at
(202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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John L. McGannon
Document Sciences Corporation
January 23, 2006
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